UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    April 29, 2005                       By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
                                                  ------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        05-07-TC



FOR IMMEDIATE RELEASE:     April 29, 2005


         TECK COMINCO CHIEF EXECUTIVE OFFICER AND NEW DIRECTOR NAMED

Vancouver, B.C. -- Dr. N.B. Keevil, Chairman, Teck Cominco Limited, on behalf of the Board of Directors, is pleased to announce the appointments of Donald
R. Lindsay as President and Chief Executive Officer and Jalynn H. Bennett as a Director, effective April 27, 2005.

Don Lindsay was appointed President of Teck Cominco January 2005. Previous to joining Teck Cominco, Don was President of CIBC World Markets and was responsible for both the Investment and Corporate Banking Division as well as the bank's Asia Pacific Region. Earlier in his career he was the Head of CIBC's Global Mining Group. Don has a B.Sc., (Hons.) Mining Engineering from Queens University and an M.B.A. from Harvard Business School.

Jalynn Bennett is President of Jalynn H. Bennett and Associates Ltd., a consulting firm in strategic planning and organizational development in both the public and private sectors. She holds a degree, specializing in economics, from the University of Toronto. Ms. Bennett is currently a Director of the Canadian Imperial Bank of Commerce, The Cadillac Fairview Corporation Limited and The Hospital for Sick Children Foundation.

                                    - 30 -

CONTACT:
Greg Waller
Director, Financial Analysis and Investor Relations
604.687.1117



                              TECK COMINCO LIMITED
                 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com